Valneva Reports Full Year 2025 Audited Consolidated Financial Results

•Total revenues of €174.7 million in line with guidance, including €157.9 million in product sales
•Strong year-end cash position of €109.7 million, with enhanced financial flexibility following successful debt refinancing and a 21% reduction in operating cash burn
•2026 to be a potentially transformational year with Phase 3 Lyme disease data expected in the first half of the year

Lyon (France), March 18, 2026 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today reported its audited consolidated financial results for the year ended December 31, 2025, provided corporate updates and confirmed its financial guidance for 20261. The Company also announced the filing of its annual report on Form 20-F and Universal registration document (URD) for the financial year ended December 31, 2025 with the U.S. Securities and Exchange Commission (SEC) and the French financial market authority (Autorité des marchés financiers or AMF), respectively. The full-year 2025 consolidated financial results are available on the Company’s website (Financial Reports – Valneva) 2.

Valneva will provide a live webcast of its full-year 2025 results conference call beginning at 3 p.m. CET/10 a.m. EDT today. This webcast will also be available on the Company’s website. Please refer to this link: https://edge.media-server.com/mmc/p/qj2g7e52

2025 Financial Performance
•Total revenues of €174.7 million, up from €169.6 million in 2024, including the recognition of variable consideration relating to the Company’s research collaboration and licensing agreement for the Lyme disease program
•Product sales of €157.9 million, compared to €163.3 million in 2024, reflecting the planned wind-down of third-party sales (-42.3% versus 2024). Proprietary product sales increased by 9% at constant exchange rate (CER)3
•Net loss amounted to €115.2 million compared to a net loss of €12.2 million in 2024, while the prior year amount benefited from a €90.8 million net gain related to the sale of the Priority Review Voucher (PRV) received for IXCHIQ®
•Operating cash burn continued to decline, improving to €52.9 million in 2025 compared to €67.2 million in 2024 and €202.7 million in 2023
Reiterated 2026 Outlook and Financial Guidance

1 Valneva Reports Preliminary Unaudited 2025 Revenue and Cash and Provides 2026 Outlook - Valneva
2 The audit procedures on the consolidated financial statements have been performed. The audit report will be issued upon finalization of audit procedures regarding the URD filing.
3 Changes in product sales are presented at constant exchange rate (CER), where indicated. For additional information regarding CER, please see “Product sales (excluding third-party sales) at constant exchange rate” section later
March 18, 2026 VALNEVA SE

•First Phase 3 data readout for Lyme disease vaccine candidate (VLA15) anticipated in the first half of 2026, with regulatory submissions expected to follow as planned by Pfizer, subject to positive results
oIf approved, VLA15 will be the fourth vaccine successfully developed by Valneva and subsequent commercialization by Pfizer would enable Valneva to further expand and accelerate its pipeline of innovative vaccines in line with the Company’s strategic vision
•First Phase 2 data for tetravalent Shigella vaccine candidate S4V2 are expected mid-2026, with a decision on subsequent development steps in the second half of 2026
•Further enhancement of the Company’s R&D pipeline with differentiated vaccine candidates addressing areas of high unmet medical need
•Total revenues for full-year 2026 are expected to range between €155 million and 170 million, including product sales between €145-160 million
oThe lower product sales guidance in 2026 versus the prior year reflects continued growth of established commercial brands, offset by the planned wind-down of third-party sales, as previously guided.
•Disciplined cash management will remain a priority, with operating cash burn expected to decline further in 2026, while continuing to support strategic R&D investments

Peter Bühler, Valneva’s Chief Financial Officer, commented, “We are approaching the potentially transformative Phase 3 data readout for our Lyme disease vaccine candidate, an inflection point that could significantly shape our Company’s future and strengthen our long‑term strategy. While 2025 tested our resilience, it also underscored the strength of our team’s disciplined execution. In 2026, we remain firmly committed to prudent capital allocation to support sustainable growth and advance our strategic vision.”

Financial Information

€ in million	Twelve months ended December 31
	2025	2024
Total revenues	174.7	169.6
Product sales	157.9	163.3
Net profit/(loss)	(115.2)	(12.2)
Adjusted EBITDA	(59.4)	32.9
Cash	109.7	168.3

Commercial Portfolio
Valneva’s commercial portfolio comprises three vaccines, IXIARO®/JESPECT®, DUKORAL® and IXCHIQ®. The Company’s main third-party product distribution contract concluded in 2025 and this activity is now expected to naturally wind down, as previously communicated.
Valneva’s total product sales in 2025 were €157.9 million compared to €163.3 million in 2024, reflecting a 42.3% planned reduction in third party product sales (€19.2 million in 2025 versus €33.2 million in 2024). Excluding third-party sales, total product sales increased by 9% at CER.

JAPANESE ENCEPHALITIS VACCINE IXIARO®/JESPECT®

In 2025, IXIARO®/JESPECT® sales increased by 4.6% to €98.4 million, resulting from growth in the traveler’s market. This compares with 2024, when IXIARO® sales were impacted by supply constraints. Sales at CER grew by 7.2% compared to 2025.
In January 2025, Valneva secured a new $32.8 million contract with the United States Department of Defense (DoD)4.

CHOLERA / ETEC5-DIARRHEA VACCINE DUKORAL®
In 2025, DUKORAL® sales were €31.9 million as compared to €32.3 million in 2024. Sales in 2025 were notably affected by €1.0 million of adverse currency effects, as well as lower sales in Germany due to the gradual transition of distribution to CSL Seqirus. Sales at CER grew by 1.8%.

CHIKUNGUNYA VACCINE IXCHIQ®
In 2025, Valneva reported IXCHIQ® sales of €8.4 million, compared to €3.7 million in 2024. Sales in 2025 benefited from the vaccine’s launch in several European countries, including the supply of doses to help contain a major chikungunya outbreak on the French island of La Réunion. This growth was partly offset by the previously communicated label and user-restriction constraints6.
In January 2026, Valneva voluntarily withdrew the Biologics License Application (BLA) and Investigational New Drug (IND) application for IXCHIQ® in the United States. The Company remains focused on expanding IXCHIQ® access and sales in other territories, including Low- and Middle-Income Countries (LMICs), where medical need remains high.

Clinical Vaccine Programs
LYME DISEASE VACCINE CANDIDATE – VLA15
VALOR Phase 3 Results expected in the first half of 2026
Valneva and Pfizer are developing VLA15, a vaccine candidate targeting Borrelia, the bacterium that causes Lyme disease. VLA15 is the most advanced Lyme disease vaccine candidate currently in clinical development, with two Phase 3 trials underway. It leverages an established mechanism of action, inducing antibodies to Borrelia outer surface protein A (OspA) to prevent the transmission of Lyme borreliosis from infected ticks. The vaccine antigens are designed to target the six most prevalent Borrelia serotypes.
Pfizer is conducting a randomized, placebo-controlled Phase 3 field efficacy trial, VALOR (Vaccine Against Lyme for Outdoor Recreationists). Phase 3 vaccinations were completed in 2025 and VALOR trial results are expected to be reported in the first half of 2026.
Subject to positive Phase 3 results, Pfizer intends to submit a Biologics License Application (BLA) to the U.S. FDA and Marketing Authorization Application (MAA) to the European Medicines Agency
4 Valneva Announces New IXIARO® Supply Contract with the U.S. Government Worth a Minimum of $32.8 Million - Valneva
5 Indications differ by country - Please refer to Product / Prescribing Information (PI) / Medication Guide approved in your respective countries for complete information, incl. dosing, safety and age groups in which this vaccine is licensed, ETEC = Enterotoxigenic Escherichia coli (E. Coli) bacterium.
6 Valneva Announces FDA’s Decision to Suspend License of Chikungunya Vaccine IXCHIQ® In the U.S. ; Valneva Provides Update Following European Medicines Agency Announcement on Use of IXCHIQ® in Elderly; Valneva Provides Update on ACIP Recommendation for its Chikungunya Vaccine IXCHIQ® Among U.S. Travelers

in 2026. Upon approval and successful commercialization of VLA15, Valneva would be eligible to receive $143 million in initial milestone payments from Pfizer, plus sales royalties ranging from 14% to 22% and up to $100 million in cumulative sales milestones.

CHIKUNGUNYA VACCINE - IXCHIQ® / VLA1553
Pilot vaccination campaign ongoing in Brazil
In February 2026, Valneva and Instituto Butantan announced the initiation of a Pilot Vaccination Strategy (PVS) in Brazil using Valneva’s single-shot chikungunya vaccine, IXCHIQ®. The vaccination campaign will serve as the basis for post-marketing commitment studies evaluating the effectiveness and safety of IXCHIQ® in a real-world setting and generating real-world evidence in a large population.
The PVS, agreed to between the Brazilian Ministry of Health (MoH) and Instituto Butantan, will be implemented in ten Brazilian municipalities strategically selected based on epidemiological and operational criteria in support of the PVS. In line with the current IXCHIQ® label in Brazil, adults aged 18 to 59 years will be invited to participate, with the objective of achieving 20% to 40% vaccine coverage within the target population. Additionally, Valneva, through its partner Instituto Butantan, will donate up to 500,000 doses of IXCHIQ® to the Brazilian MoH, for use in the program.

SHIGELLA VACCINE CANDIDATE – S4V2
First Phase 2 results expected mid-2026
S4V2 is the world’s most clinically advanced tetravalent vaccine candidate against shigellosis, the second leading cause of fatal diarrhea worldwide. Two clinical trials of S4V2, a Phase 2 infant safety and immunogenicity trial7, and a Phase 2b Human Challenge trial (CHIM)8, sponsored by LimmaTech Biologics AG, are ongoing. First Phase 2 results are expected mid-2026. Subject to positive results for both trials, Valneva will assume responsibility for all further development9.
No approved multivalent Shigella vaccine is currently available outside of Russia or China, and the development of Shigella vaccines has been identified as a priority by the World Health Organization (WHO)10. In October 2024, the U.S. FDA granted Fast Track designation to S4V2, recognizing its potential to address a serious condition and fill an unmet medical need11. The global market opportunity for a vaccine against Shigella is estimated to exceed $500 million annually12.

ZIKA VACCINE CANDIDATE – VLA1601
Positive Phase 1 results announced
7 Valneva and LimmaTech Announce First Vaccination in Phase 2 Infant Study of Tetravalent Shigella Vaccine Candidate S4V2 - Valneva
8 Valneva and LimmaTech Announce First Vaccination in Phase 2b Human Challenge Study of Tetravalent Shigella Vaccine Candidate S4V2
9 Valneva and LimmaTech Enter into a Strategic Partnership to Accelerate the Development of the World’s Most Clinically Advanced Tetravalent Shigella Vaccine Candidate - Valneva
10 Immunization, Vaccines and Biologicals (who.int)
11 Valneva and LimmaTech Awarded FDA Fast Track Designation for Tetravalent Shigella Vaccine Candidate S4V - Valneva
12 LEK analysis

In 2025, Valneva announced positive safety and immunogenicity results for the Phase 1 clinical trial of VLA1601, its second-generation adjuvanted inactivated vaccine candidate against the Zika virus (ZIKV)13.
Despite the medical need, regulatory pathways and market opportunity for potential Zika vaccines remain uncertain. Valneva will therefore only consider further potential development steps for VLA1601 if private and public funding opportunities materialize.

Full Year 2025 Financial Review
(Audited14, consolidated under IFRS)

Revenues
Valneva’s total revenues were €174.7 million in 2025 as compared to €169.6 million in 2024. The increase was driven by IXIARO®/JESPECT® and IXCHIQ® sales.
Other revenues, including revenues from collaborations, licensing and services increased to €16.8 million in 2025 as compared to €6.3 million in 2024. The increase for 2025 was mainly attributable to the recognition of variable consideration relating to the Company’s research collaboration and licensing agreement for the Lyme disease program.

Operating Result and adjusted EBITDA

Costs of goods and services sold (COGS) were €107.1 million in 2025. The gross margin on commercial product sales, excluding IXCHIQ®, remained flat at 50.8% as compared to 50.6% in 2024. Positive effects from lower third-party product sales were offset by higher manufacturing expenditure following the completion of the manufacturing transfer to the new Almeida facility in Scotland.
Gross margin for IXIARO® reached 59.6%, slightly lower than the 61.0% achieved in 2024. The decline for 2025 was mainly driven by higher manufacturing costs at the Almeida facility combined with lower manufacturing volumes during 2025. Gross margin for DUKORAL® reached 33.3% for 2025 as compared to 38.7% in 2024. Batch failures during the last quarter of 2025 were the primary factor behind this margin compression. Gross margin for IXCHIQ® was negative, impacted by €8.5 million of inventory write-offs, mostly related to the termination of the supply agreement with Serum Institute of India in December 2025. Finally, COGS of €12.5 million were attributable to the third-party distribution business, €10.8 million related to idle capacity and costs not allocated to products and €7.2 million related to services. For comparison, total COGS in 2024 were €98.5 million, including €90.0 million in cost of goods and €8.5 million in cost of services.
Research and development expenses amounted to €85.3 million in 2025, compared to €74.1 million in 2024. This increase for 2025 was mainly driven by higher costs related to the Shigella vaccine under the R&D collaboration agreement with LimmaTech Biologics AG and increased IXCHIQ® post-marketing obligations.
13 https://valneva.com/press-release/valneva-reports-positive-results-for-phase-1-trial-of-second-generation-zika-vaccine-candidate/
14 The audit procedures on the consolidated financial statements have been performed. The audit report will be issued upon finalization of audit procedures regarding the URD filing.

Marketing and distribution totaled €37.4 million in 2025, down from €52.4 million in 2024. The decrease for 2025 primarily reflects reduced advertising and promotional spending related to IXCHIQ®, partly offset by higher warehousing and distribution costs.
General and administrative expenses decreased to €37.3 million in 2025 from €42.8 million in 2024. The reduction for 2025 was primarily driven by lower recruiting costs, reduced insurance charges, and savings in advisory and professional services.
Other income, net of other expenses, decreased to €10.4 million in 2025 from €20.7 million in 2024. The decline for 2025 was mainly driven by lower R&D tax credits in Austria and reduced grant income from Scottish Enterprise recognized during 2025.
Valneva recorded an operating loss of €82.1 million in 2025 compared to an operating profit of €13.3 million in 2024. This change was primarily driven by the absence of the 2024 net gain of €90.8 million related to the PRV sale.
The adjusted EBITDA loss (as defined below) in 2025 was €59.4 million, compared to an adjusted EBITDA profit of €32.9 million in 2024, which in 2024 had benefited from the gain associated with the PRV sale.

Net Result

Valneva recorded a net loss of €115.2 million in 2025, compared to a net loss of €12.2 million in 2024. Net result, operating loss and adjusted EBITDA are not comparable between 2024 and 2025 because of the 2024 gain from the PRV sale.
Finance expense and currency effects resulted in a net finance expense of €32.1 million in 2025, compared to €24.8 million in 2024. This increase was mainly attributable to €17.9 million higher interest expenses, mostly related to one-time effects from the 2025 repayment of the loan with Deerfield Management Company and OrbiMed (D&O).

Cash Flow and Liquidity

Net cash used in operating activities amounted to €52.9 million in 2025, compared to €67.2 million in 2024. The reduction in 2025 was driven by efficient cost management.
Cash used in investing activities amounted to €1.7 million in 2025, compared to cash inflows of €76.9 million in 2024. The 2025 outflows were primarily related to purchases of equipment, partly offset by interest income. In 2024, investing cash inflows were driven by €90.8 million in net proceeds from the sale of the PRV.
Net cash used in financing activities amounted to €0.6 million in 2025, compared to a net cash inflow of €30.7 million in 2024. Financing cash inflows in 2025 included €27.4 million in net proceeds mainly related to transactions using the Company’s at-the-market facility program, largely offset by interest payments and one-time effects related to the repayment of the D&O loan.
Cash inflows for 2024 included €57.1 million in proceeds from a private placement.
Cash and cash equivalents were €109.7 million as at December 31, 2025, compared to €168.3 million as at December 31, 2024.

Non-IFRS Financial Measures

Management uses and presents IFRS results as well as the non-IFRS measure of Adjusted EBITDA to evaluate and communicate its performance. While non-IFRS measures should not be construed as alternatives to IFRS measures, management believes non-IFRS measures are useful to further understand Valneva’s current performance, performance trends, and financial condition.
Adjusted EBITDA is a common supplemental measure of performance used by investors and financial analysts. Management believes this measure provides additional analytical tools. Adjusted EBITDA is defined as earnings/loss for the period before income tax, finance (income)/expense, foreign exchange (gain)/loss, amortization, depreciation, and impairment.
A reconciliation of Adjusted EBITDA to net loss for the period, which is the most directly comparable IFRS measure, is set forth below:

€ in million	Twelve months ended December 31
(consolidated per IFRS)	2025	2024
Loss for the period	(115.2)	(12.2)
Add:
Income tax expense	1.1	0.8
Total Finance income	(2.6)	(2.4)
Total Finance expense	41.9	24.0
Foreign exchange (gain)/loss - net	(7.2)	3.2
Result from investments in associates
Amortization	4.8	4.9
Depreciation	16.9	14.7
Impairment	0.9	0.0
Adjusted EBITDA	(59.4)	32.9

Product sales (excluding third-party sales) at constant exchange rate:

References to changes in net sales at constant exchange rate (CER) indicate that currency fluctuation effects have been removed. Net sales for the period in question are recalculated using the exchange rates applied in the prior period, as detailed below.

€ in million	Twelve months ended December 31
(unaudited results, consolidated per IFRS)	2025	2024	Year-over-year growth %
Product sales	157.9	163.3	-3.3%
Third-party product sales	19.2	33.2	-42.3%
Product sales excluding third-party sales	138.7	130.1	+6.7%
Effect of exchange rates (excluding third-party sales)	3.1
Product sales (excluding third-party sales) at constant exchange rates (CER)	141.8		+9.0%

Availability of the Full Year 2025 Financial Reports

The URD and 20-F are available on the Valneva website here. In addition, the URD and 20-F are available on the AMF website (www.amf-france.org) and SEC website (www.sec.gov), respectively.
The Company’s 2025 URD includes its 2025 annual financial report, annual management report, sustainability report and the Board of Directors’ corporate governance report.
The 2025 URD and 20-F also provide a description of the Company’s major agreements, including the Company’s exclusive license agreement for Valneva’s Clostridioides difficile vaccine candidate, VLA84, with the Austrian biotechnology company Elaris, who is developing a next-generation vaccine. This agreement includes two development-related milestone payments as well as multiple milestone payments tied to regulatory approval and commercialization.
Additionally, the URD and 20-F describe the FDA’s recent inspection of the Company’s Almeida manufacturing facility in Scotland. The Company has received a response letter from the FDA, indicating that the FDA is unable to grant approval of the Almeida facility for the manufacturing of IXIARO®. The Company is actively addressing the FDA’s observations to remediate the issues identified. In the meantime, the Almeida facility is approved by the European Medicines Agency and Health Canada and operates under a manufacturers license from the UK’s Medicines and Healthcare products Regulatory Agency. Therefore, IXIARO® doses produced at this facility will be sold in these regions while products manufactured at the Manson site will be distributed in the United States.

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines.

Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelotfontaine@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and securities laws in France. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. All statements other than statements of historical facts contained in this press release are forward-looking statements, including, but not limited to, statements with respect to: future financial performance and financial guidance including projected product sales, total revenue and total R&D investments; Valneva’s plans for investment in future growth; the timing of orders for commercial products; plans and expectations regarding the development, commercialization and commercial prospects of Valneva’s product candidates and commercial products, including the prospects and timing of actions relating to clinical studies and trials and product approvals, such as study initiations, study advancements, data readouts, submissions, filings, approvals, and label expansions; the expected benefits and availability of Valneva’s commercial products and product candidates; and potential growth opportunities and trends, including the assumptions and expectations regarding total market opportunity targeted by Valneva’s product candidates and commercial products. These forward-looking statements are based on Valneva’s expectations and assumptions as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties that could cause Valneva’s business, strategy, future results or performance to differ materially from those expressed or implied by the forward-looking statements. Many factors may cause differences between current expectations and actual results, including: Valneva’s success in the commercialization of its commercial products; uncertainties and delays involved in the development and manufacture of vaccines; the potential that success in preclinical testing and earlier clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate; the impacts of macroeconomic conditions, including tariffs and other trade policies, the conflict in Ukraine and the conflict in the Middle East, fluctuations in inflation and uncertain credit and financial markets, on Valneva’s business, clinical trials and financial position; unexpected safety or efficacy data observed during preclinical studies or clinical trials; clinical trial site activation or enrollment rates that are lower than expected; Valneva’s ability to realize the benefits of its collaboration and license agreements; changes in expected or existing competition; changes in the regulatory environment; the uncertainties and timing of the regulatory approval process; the impact of the global and European credit crisis; the ability to obtain or maintain patent or other proprietary intellectual property protection and unexpected litigation or other disputes. Other factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this press release are identified in the section titled “Risk Factors” in Valneva’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (“SEC”) and the Autorité des marchés financiers (“AMF”) on March 18, 2026, and in other filings made with the SEC and AMF from time to time. Valneva is providing this information as of the date of this press release and expressly disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.